Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-230929

PROSPECTUS SUPPLEMENT NO. 1

Subscription Rights to Purchase Up to 8,000 Units

Consisting of an Aggregate of Up to 8,000 Shares of Series C Convertible Preferred Stock

and Warrants to Purchase Up to 1,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements our Prospectus dated May 29, 2019 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form S-1 (Registration No. 333-230929). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the distribution to holders of common stock and certaina outstanding warrants of DelMar Pharmaceuticals, Inc. (the “Company”), at no charge, of non-transferable subscription rights to purchase units, each unit consisting of one share of Series C Convertible Preferred Stock, which we refer to as the Preferred Stock, and 125 warrants, which we refer to as the Warrants. Each share of Preferred Stock will be convertible into shares of our common stock as described in the Prospectus. Each Warrant will be exercisable for one share of our common stock.

This Prospectus Supplement includes information from our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on May 31, 2019.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 31, 2019.

On May 31, 2019, DelMar Pharmaceuticals, Inc. (“DelMar” or the “Company”), presented clinical updates from the Company’s ongoing first- and second-line trials in patients with MGMT-unmethylated glioblastoma multiforme (GBM) at a key opinion leader (KOL) presentation during the 2019 American Society of Clinical Oncology (ASCO) annual meeting in Chicago, IL.

At the KOL presentation, the Company provided an update on the ongoing Phase 2 clinical study investigating the front line treatment of VAL-083 with radiation therapy in newly diagnosed MGMT-unmethylated GBM. This trial is being conducted at the Sun Yat-sen University Cancer Center (SYSUCC) in Guangzhou, China in collaboration with Guangxi Wuzhou Pharmaceutical Company. The trial is designed to enroll up to 30 patients to determine if first-line therapy with VAL-083 treatment, in lieu of first-line temozolomide, improves progression free survival (PFS).

As of May 17, 2019, eighteen patients have been enrolled in the trial. Of these patients, fifteen have received their post-cycle 3 MRI and investigator assessment, and ten have received their post-cycle 7 MRI and investigator assessment. Two patients have not been on the study long enough to reach their first assessment, and one patient died before their first assessment. Assessments are based on the trial investigator’s clinical and radiologic assessment, according to the Response Assessment in NeuroOncology (RANO) criteria. For the fifteen patients who have received at least one assessment, eight patients were assessed with a best response of “Complete Response” (8/15, 53.3% CR) and seven patients were assessed with a best response of “Stable Disease” (7/15, 46.7% SD). Fourteen of the eighteen patients were still alive at the data cut-off date.

The Company also provided an update on the ongoing second-line Phase 2 clinical study of VAL-083 in patients with MGMT-unmethylated, Bevacizumab-naïve recurrent GBM. This study is being conducted in collaboration with The University of Texas MD Anderson Cancer Center (MDACC). This biomarker-driven trial (testing for MGMT methylation status) has been amended to enroll up to 83 patients (35 with a starting dose of 40 mg/m2; 48 with a starting dose of 30 mg/m2) to determine the potential of VAL-083 treatment to improve overall survival compared to historical reference control of 7.2 months with lomustine.

●	As of May 5, 2019, 51 patients have been enrolled, 35 patients at a starting dose of 40 mg/m2, and 16 patients at a starting dose of 30 mg/m2.

●	For the 47 patients who have been on study long enough to be assessed at the post-cycle 2 MRI:

o	9/35 (25.7%) patients initially receiving 40 mg/m2 exhibited “Stable Disease” per investigator assessment at the end of cycle 2

o	4/12 (33.3%) patients initially receiving 30 mg/m2 exhibited “Stable Disease” per investigator assessment at the end of cycle 2

Additionally, the study protocol has been amended to include enrollment of up to 24 newly-diagnosed GBM patients who have completed chemoradiation treatment with TMZ and received no subsequent TMZ maintenance therapy but will receive VAL-083 instead (Group 2). This Group has been included to explore whether earlier intervention with VAL-083 instead of TMZ maintenance therapy offers clinical benefit and extends the time to recurrence as compared to TMZ maintenance therapy.

Consistent with prior studies, myelosuppression (primarily thrombocytopenia and neutropenia) is the most common adverse event in both ongoing clinical trials.